October 13, 2021

Via EDGAR Transmission

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Jacqueline Kaufman, Esq.

Mara Ransom

Scott Stringer

Linda Cvrkel

Re: WCG Clinical, Inc.

Request for Withdrawal of Registration Statement on Form S-1

Registration No.: 333-257611

Ladies and Gentlemen:

On July 1, 2021, WCG Clinical, Inc. (the “Company”) initially filed Registration Statement No. 333-257611 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Benjamin J. Cohen of Latham & Watkins LLP, at (212) 906-1623.

Thank you for your assistance in this matter.

Very truly yours,

WCG CLINICAL, INC.

/s/ Barbara J. Shander
Name: Barbara J. Shander
Title: Authorized Signatory

cc:	(via email)

John Giouroukakis, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP